

February 17, 2012

Mr. Hollis M. Greenlaw
President and Chief Executive Officer
UMTH Land Development, L.P.
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

Re: **United Development Funding III, L.P.**
 File No. 000-53159
 Form 10-K for the fiscal year ended December 31, 2010, filed March 31. 2011
 Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
 Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011
 Form 10-Q for the quarterly period ended September 30, 2011, filed November 14, 2011

Dear Mr. Greenlaw:

 We have reviewed your proposed responses to our previous comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

December 31, 2010 Form 10-K

Management's Discussion and Analysis

Determination of the Allowance for Loan Losses, page 43

1. You disclose that you perform detailed reviews of your portfolio of mortgage
    notes and other loans to determine if impairment has occurred and to assess the
    adequacy of the allowance for loan losses based on historical and current trends
    and other factors affecting credit losses. Considering your lack of historical
    charge-off's, please revise future filings to provide additional granularity on how
    you quantify the credit risk associated with current trends and other factors.

Note K. Related Party Transactions

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party,
page F-19

2. We note your response to comment 18 from our letter dated September 27, 2011.
    Please tell us in detail how you determined whether UDF PM, LLC was
    experiencing financial difficulties at the time you extended the maturity date and
    tell us how you determined whether you would collect all amounts due.

3. For all modifications, please tell us and revise future filings to disclose if and how
    you determine whether you will collect all amounts due.

September 30, 2011 Form 10-Q

Note B. Allowance for Loan Losses, page 7

4. Please tell us and revise future filings to clearly disclose which loans are
    individually assessed for impairment under ASC 310-10-35. Refer to ASC 310-
    10-50-15(d).

5. Please revise future filings to disclose your policy for recording payments
    received on non-accrual loans. Refer to ASC 310-10-50-6(b).

6. Please revise future filings to provide an age analysis of past due loans at period
    end. Refer to ASC 310-10-50-7A.

7. Please revise to disclose the recorded investment in financing receivables by
    credit quality indicator, describe the credit quality indicator and disclose the date
    or range of dates in which the information was updated for that credit quality
    indicator. Refer to ASC 310-10-50-29.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any questions.

Sincerely,

/S/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director